EXHIBIT 99.1

North American Construction Group Ltd. Announces Entering into Automatic Share Purchase Plan

ACHESON, Alberta, Jan. 07, 2025 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced that, in connection with the Company’s previously announced normal course issuer bid (the “NCIB”) to purchase, for cancellation, up to 2,087,577 common shares in the capital of the Company (“Common Shares”), it has entered into an automatic share purchase plan (“ASPP”) with its designated broker.

Pursuant to the ASPP, the designated broker may purchase up to 2,087,577 Common Shares until the expiry of the NCIB on November 3, 2025. Such purchases will be determined by the broker at its sole discretion, based on the purchasing parameters set out by the Company in accordance with the rules of the Toronto Stock Exchange (“TSX”), applicable securities laws and the terms of the ASPP. Purchases of Common Shares under the ASPP may be made through the facilities of the TSX, the New York Stock Exchange (“NYSE”) and alternative trading systems in Canada and the United States by means of open market transactions or by such other means as may be permitted under applicable securities laws. The ASPP has been pre-cleared by the TSX and will be effective as of January 9, 2025.

The ASPP will terminate on the earliest of the date on which: (i) the NCIB expires; (ii) the maximum number of Common Shares have been purchased under the NCIB; and (iii) the Company terminates the ASPP in accordance with its terms. Concurrent with the establishment of the ASPP, the Company has confirmed to the broker that it was then not aware of any material undisclosed or non-public information with respect to the Company or any securities of the Company. During the term of the ASPP, the Company will not communicate any material undisclosed or non-public information to the trading staff of the broker; accordingly, the broker may make purchases regardless of whether a trading blackout period is in effect or whether there is material undisclosed or non-public information about the Company at the time that purchases are made under the ASPP. If the ASPP is materially varied, suspended or terminated, the Company will issue a news release advising of such variation, suspension or termination, as applicable.

Outside of the ASPP, Common Shares may continue to be purchased under the NCIB based on management’s discretion, in compliance with the rules of the TSX and applicable securities laws. The NCIB commenced on November 4, 2024, and expires on November 3, 2025. All purchases made under the ASPP will be included in the number of Common Shares available for purchase under the NCIB.

About the Company

NACG is one of Canada and Australia’s largest providers of heavy construction and mining services. For more than 70 years, NACG has provided services to the mining, resource, and infrastructure construction markets. For more information about North American Construction Group Ltd., visit www.nacg.ca.

For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 948-2009
jveenstra@nacg.ca
www.nacg.ca

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “estimated” or similar expressions, including the anticipated revenues and backlog to be generated by the contract. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2023, and quarter ending September 30, 2024. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com.